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                          Independent Auditors' Consent


The Board of Directors
Unico American Corporation:


We consent to the incorporation by reference in the registration statement on Form S-8 of Unico American Corporation of our report dated March 26, 2002, with respect to the consolidated balance sheets of Unico American Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, and all related financial statement schedules, which report appears in the December 31, 2001, annual report on Form 10-K of Unico American Corporation.




KPMG LLP


Los Angeles, California
November 20, 2002